United States securities and exchange commission logo





                              March 19, 2024

       Sheila M. Anderson
       Chief Financial Officer
       Daktronics, Inc.
       201 Daktronics Drive
       Brookings, SD 57006-5128

                                                        Re: Daktronics, Inc.
                                                            Form 10-K for the
Year Ended April 29, 2023
                                                            Form 8-K furnished
February 28, 2024
                                                            File No. 001-38747

       Dear Sheila M. Anderson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K furnished February 28, 2024

       Exhibit 99.1 Earnings Release, page 1

   1. We note that in the Q3 FY2024 financial highlights, the first bullet discloses that year-to-
                                                        date product and
service orders were $534.4 million, an increase of 6.6% as compared to
                                                        $501.4 million in the
same period of fiscal 2023. In light of the fact that these amounts represent non-GAAP
financial measures, please revise future filings to disclose the GAAP measure of sales
revenue, more prominently than the non-GAAP measure of orders. See guidance in Item
10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the SEC Staff   s
                                                        Compliance and
Disclosure Interpretations of Non-GAAP Financial Measures.

       Form 10-K for the Year Ended April 29, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Gross Profit and Contribution Margin, page 28
 Sheila M. Anderson
FirstName
Daktronics,LastNameSheila M. Anderson
            Inc.
Comapany
March      NameDaktronics, Inc.
       19, 2024
March2 19, 2024 Page 2
Page
FirstName LastName
2. We note your disclosure of contribution margin by segment, as well as on a consolidated basis. Please note that a segment measure of profitability that is not considered your segment measure of profitability under ASC 280, is considered a non-GAAP financial measure and subject to the guidance in Reg G and Item 10(e) of Regulation S-K. In this regard, please tell us how management uses this measure, and revise to disclose why management believes this measure is useful to investors. Also, we note your reconciliation from non-GAAP contribution margin to GAAP operating income. Please note that reconciliations of non-GAAP financial measures should begin with the comparable GAAP measure, which in this case we believe to be gross profit. Additionally, each of the segment contribution measures should be reconciled to their comparable GAAP measures. Please revise accordingly.
3. We note you disclose the reasons for the change in consolidated gross profit from fiscal
         2022 to 2023, which includes many factors, including several offsetting factors. In future filings, when there are several factors affecting the change in gross profit, especially when there are offsetting amounts, please revise to quantify these amounts, when material.
         Additionally, in light of the fact that it appears not all segments trended consistently during the periods presented, especially in terms of gross profit as a percent of net sales, please consider including a discussion of the change in gross profit by segment. See guidance in Item 303(b) of Regulation S-K.
Notes to the Financial Statements
Note 1. Nature of Business and Summary of Significant Accounting Policies Investments in Affiliates, page 42

4. We note from your disclosure on page 43 that after the conversion of Notes to stock ownership in 2023, your ownership in Miortech increased to 55.9%. Please explain to us, and revise to disclose why it appears you continue to account for this investment under the equity method of accounting, rather than consolidation. Additionally, we note your disclosure that for the fiscal years 2023, 2022 and 2021, your share of losses of your affiliates was $3,332, $2,970 and $2,370, respectively. In light of the apparent significance of these amounts to your consolidated income before taxes, please explain to us how you evaluated your equity method investments under the requirements of Rule 3-
         09 of Regulation S-X.
Revenue Recognition, page 44

5. We note your disclosure on page 13 of your Risk Factor section, that in relation to your fixed-price contracts, you evaluate changes in estimates on a contract-by-contract basis and disclose significant changes, if material, in the Notes to Consolidated Financial
         Statements. The cumulative catch-up method is used to account for revisions in estimates.
         In light of the fact that revenue recognized over time is about half of your consolidated revenue, please revise your notes to the financial statements to disclose this information in accordance with ASC 606-10-50-17. Additionally, please revise your results of
 Sheila M. Anderson
Daktronics, Inc.
March 19, 2024
Page 3
         operations disclosure in MD&A to separately quantify gross favorable and gross unfavorable changes in estimates material to either consolidated or segment results, accompanied by an appropriate level of analysis. Please provide us with your intended revised disclosure.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Len Jui at 202-551-6693 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameSheila M. Anderson                         Sincerely,
Comapany NameDaktronics, Inc.
                                                             Division of
Corporation Finance
March 19, 2024 Page 3                                        Office of
Manufacturing
FirstName LastName